UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2010.

Commission File No. 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.

15, rue Léon Laval
L-3372 Leudelange
Grand-Duchy of Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.	Press release dated December 22, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

Date: December 22, 2010	By:	/s/ Mikael Grahne
	Name:	Mikael Grahne
	Title:	President and Chief Executive Officer

PRESS RELEASE

New York and Stockholm — 22 December, 2010

MILLICOM INTERNATIONAL CELLULAR S.A.

CREATION OF NEW TOWERS COMPANY IN DRC

New York and Stockholm, 22 December 2010 — Millicom International Cellular S.A. (“Millicom”) (Nasdaq Stock Market: MICC and Stockholmsbörsen: MIC) today announces that its subsidiary in the Democratic Republic of the Congo (“DRC”), Oasis (“Tigo DRC”) has agreed to sell 729 towers to Helios Towers DRC (“HTD”), a direct subsidiary of Helios Towers Africa (“HTA”).  As a result of the transaction, Tigo DRC will receive at least $45 million of cash up front and will retain a significant minority interest in HTD.

Additionally, Tigo DRC and HTD have entered into a long term leasing agreement whereby HTD will provide Tigo DRC with access to wireless communications towers and a build-to-suit agreement to support the company’s wireless networks.  HTD will seek similar agreements with other operators in DRC.  The transaction is expected to create savings in both capital and operating expenditure for Tigo DRC.

Mikael Grahne, President and CEO of Millicom, said:

“This agreement with HTD in DRC is Millicom’s third such deal with Helios in Africa and it brings us to a point where nearly two-thirds of our towers in Africa are committed to be outsourced. We view the DRC as a very attractive market for asset sharing considering its size, lower average purchasing power and logistical complexities. We are confident that this and similar previously announced ventures will continue to produce satisfactory results and improved service levels as we have experienced in Ghana since the creation of the first tower joint venture in Africa with Helios in January 2010. These agreements, and any future sale of our remaining towers in Africa, will enable us to improve both our capital and operating efficiency by focusing on our core activities of sales, marketing, branding, distribution, service innovation and customer care.”

Charles Green, CEO of HTA, said:

“With this latest transaction with Millicom in DRC, HTA is firmly established as the leading independent tower company in Africa. Under increasingly competitive conditions in many African markets, HTA enables wireless operators to outsource non-core tower-related activities and focus capital and management resources on providing higher quality services more cost-effectively. We continue to be enthusiastic about extending to Tigo DRC our successful partnership formed in the landmark transaction completed earlier this year with Tigo Ghana and more recently in executing the agreement to acquire Millicom’s tower assets in Tanzania. As with the other transactions, we are pleased to enter into such an innovative arrangement with Millicom, which ensures that HTD has, as an anchor tenant on each of its towers, a high quality operator with a demonstrated long-term commitment to the development of wireless services in DRC.”

The specific number of towers and final purchase price will be determined at closing. First closing of the transaction, subject to customary closing conditions, is expected to take place around Q3 2011.

CONTACTS

François-Xavier Roger	Telephone: +352 27 759 327
Chief Financial Officer

Emily Hunt	Telephone: +44 7779 018 539
Investor Relations

Millicom International Cellular S.A., Luxembourg

Visit our web site at http://www.millicom.com

Millicom International Cellular S.A. is a global telecommunications group with mobile telephony operations in 14 countries in Asia, Latin America and Africa. It also operates cable and broadband businesses in five countries in Central America.  The Group’s mobile operations have a combined population under license of approximately 267 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information.  It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors.  Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof. All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A. employees or representatives acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.